UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)
Date of end of last fiscal year: December 31, 2007

SIGNATURE
EXHIBIT INDEX
EX-99.V: UNAUDITED CONSOLIDATED AND UNCONSOLIDATED SUMMARY BALANCE SHEET

SECURITIES REGISTERED
(as of December 31, 2007)

	Amount as to Which
	Registration is	Names of Exchanges on
Title of Issue	Effective	Which Registered
4.875% Notes due January 17, 2017	$3,000,000,000	NYSE

          Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

          The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007 (the “Annual Report”) as follows:
          The following additional exhibit is added to the Annual Report:

Exhibit V :	Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2008, Profit and Loss Account for the period ended 30 June 2008 and Cash Flow Statement as at 30 June 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 20th day of August, 2008.

EUROPEAN INVESTMENT BANK (Name of registrant)
by	/s/ Anneli Peshkoff
Anneli Peshkoff
Director, Treasury Department Finance Directorate

by	/s/ Sandeep Dhawan
Sandeep Dhawan
Managerial Adviser Deputy Head of Funding

by	/s/ John Bruton
John Bruton
Head of Delegation of the Delegation of the European Commission to the United States

EXHIBIT INDEX

Exhibit	Document

V	Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2008, Profit and Loss Account for the period ended 30 June 2008 and Cash Flow Statement as at 30 June 2008